Exhibit 22.1
SUBSIDIARY ISSUER OF REGISTERED GUARANTEED SECURITIES
Third Point Reinsurance Ltd. has guaranteed $115.0 million in aggregate principal amount of 7.0% senior notes due 2025 (the “Senior Notes”). As of December 31, 2020 the following 100% owned subsidiary was the issuer of the Senior Notes:

Subsidiary	Jurisdiction of Incorporation/Formation

Third Point Re (USA) Holdings Inc.	Delaware